250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels,
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los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

Writer’s Direct Contact

+1 (212) 468.8179

apinedo@mofo.com

February 10, 2017

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC Amendment No. 1 to

Draft Offering Statement on Form 1-A Submitted January 3, 2017

CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (the “Company” or “Rabble One”), we are concurrently herewith submitting for confidential review to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (referred to herein for ease of reference as “Amendment No. 2”) to the above-referenced amended offering statement (the “Offering Statement”). Amendment No. 2 incorporates responses to the comments transmitted by the Staff to us on January 27, 2017.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Amendment No. 2 to the above-referenced Offering Statement. All terms used herein that are not otherwise defined have the meanings ascribed to them in Amendment No. 2.

General

1.	We note your disclosure that you will primarily use funds raised in the future for property acquisition and rehabilitation. We also note that you will use proceeds from your proposed Series A offering to revitalize abandoned or under-utilized rental properties in Detroit, Michigan. It appears that your business is “primarily that of acquiring and holding real estate or interest in real estate for investment.” Please revise your offering circular to comply with the format of Form S-11, including all the disclosure required by that form such as information about the real estate interests you intend to acquire and any relevant operating data. See, for example, Items 14 and 15 of Form S-11.

Securities and Exchange Commission

February 10, 2017

Page Two

The offering circular included in Amendment No. 2 has been revised to comply with the format of Form S-11 to the extent that the requirements of Form S-11 are applicable to the Company, its business and the structure of the offering of Series A Units and Series B Units.

The following items of Form S-11 are not applicable: Item 3 (solely with respect to the ratio of earnings to fixed charges, as the Company has not yet issued any debt securities); Item 5 (the Company has not yet issued any securities); Item 6 (there are no selling security holders); Item 9 (the Company has not yet commenced operations); Item 10 (the Company has not yet commenced operations); Item 15 (operating data for the project properties is not yet available since the Company has not yet commenced operations); Item 17 (the Company has not yet issued any securities); Item 20 (the Company has not yet issued any securities); Item 23 (solely with respect to director independence, as the Company has only one director); Item 28 (solely with respect to auditors, as the Company does not have audited financial statements); Item 28A (the offering circular does not incorporate any information by reference); and Item 29 (the offering circular does not incorporate any information by reference).

With respect to Item 14 of Form S-11, the location and description of the general character of the project properties is included on pages II-29 and 30, the nature of the ownership of the project properties is discussed on page II-29, the principal terms of contracts to purchase the project properties are discussed on pages II-29 and 40, a description of the proposed program for the renovation, improvement or development of the project properties, including an indicative budget for a single home renovation, is included on page II-40, and a description of general competitive conditions to which the project properties are or may be subject to is included on pages II-38 and 40.

Rabble One Series A, page II-7

2.	We note from your response to prior comment 4 and your revised disclosure that nine single-family properties have been purchased by Century Partners and that an additional 23 single-family homes are under contract in which Rabble One Series A expects to jointly own upon consummation of the offering of Series A Units. To the extent applicable, please provide the financial information required by Rule 8-06 of Regulation S-X for these properties or advise why you are not required to do so.

Securities and Exchange Commission

February 10, 2017

Page Three

Rule 8-06 of Regulation S-X (“Rule 8-06”) is not applicable to the Initial Properties because the Initial Properties have no prior leasing history and the Initial Properties have not been leased as of the date hereof by Century Partners, as the operator of Rabble One Series A.

The Additional Properties, which will all be purchased from a single, non-related party, have a prior leasing history and are currently being leased by such non-related party. However, the only information currently available for the Additional Properties consists of the following: (1) current monthly rent (total of $18,149); (2) stabilized monthly rent (total of $20,514); (3) gross annual cashflow (current) (total of $217,788); (4) gross annual cashflow (stabilized) (total of $246,168); and (5) total anticipated stabilized net income ($142,777), which is based on expenses (including taxes, insurance and expected maintenance costs) estimated to be equal to 42% of gross stabilized rental income. This information is insufficient for purposes of preparing the income statements required under Rule 8-06(a). Rule 8-06(b) and (c) are not applicable to the Additional Properties because the Additional Properties have not been leased as of the date hereof by Century Partners, as the operator of Rabble One Series A.

3.	We note from your response to prior comment 5 and your revised disclosure that the properties will be jointly owned, on a pro rata basis, by Rabble One Series and Fund II and that Rabble One Series A’s pro rata ownership of the properties will be held as real estate assets on its balance sheet. Please tell us your basis in GAAP for reflecting the pro rata ownership of the properties on the balance sheet and tell us how you will account for the results of the properties’ operations. In your response discuss the roles of each party involved in the arrangement (e.g. owners, managers or operators) and whether the source of proceeds to be raised by Fund II will be made by any affiliated party. Cite all relevant accounting literature within your response.

Roles of Parties, Source of Proceeds, Pro Rata Ownership, Pro Rata Allocation of Fees and Expenses, and Pro Rata Share of Indebtedness

At the closing of the offering of Series A Units (the “Series A offering”), Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, will consider the amount of funds raised by Fund II and the proceeds raised in the Series A offering for purposes of determining the pro rata ownership interests of each of Rabble One Series A and Fund II in the Properties. The funds raised by Fund II will not involve any parties affiliated with Rabble or Rabble One Series A.

The proceeds from the Rabble One Series A offering will be used to (i) purchase Rabble One Series A’s pro rata ownership interest in the Properties and (ii) renovate the Properties. The pro rata ownership interest to be held by Rabble One Series A in the Properties will correspond to the ratio represented by (i) the aggregate net proceeds raised in the Series A offering, compared to (ii) the sum of (A) the aggregate net proceeds raised in the Series A offering and (B) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018 (the “Pro Rata Percentage Interest”). The pro rata purchase price of each of the Properties will be equal to the Pro Rata Percentage Interest as of the date of the consummation of the purchase of such Property multiplied by the sum of the actual purchase price of the Property and the closing costs and administrative costs related to the acquisition.

Securities and Exchange Commission

February 10, 2017

Page Four

Rabble One Series A’s share of any improvements or renovations made to any of the Properties, using proceeds from the Rabble One Series A offering and/or proceeds raised by Fund II, will be equal to the Pro Rata Percentage Interest as of the relevant date. When calculating the allocation of fees and expenses between Rabble One Series A and Fund II in relation to the Properties, the percentage of fees and expenses to be borne by Rabble One Series A will be equal to the Pro Rata Percentage Interest as of the relevant date. Similarly, Rabble One Series A’s share of indebtedness or other financial obligations incurred in respect of the Properties, along with the associated borrowing costs and expenses, will be equal to the Pro Rata Percentage Interest as of the relevant date.

The disclosure on page II-29 has been revised accordingly.

GAAP Accounting Treatment for Pro Rata Ownership of Properties and Results of the Properties’ Operations

The pro rata ownership interest to be held by Rabble One Series A in the Properties is in the form of an undivided interest in real estate and will be held on the balance sheet of Rabble One Series A as a fixed asset, subject to depreciation. Rabble One Series A will record the Pro Rata Percentage Interest of the purchase price of each Property on its balance sheet in accordance with Accounting Standards Codification (“ASC”) 360 (Property, Plant and Equipment). All costs related to improvements and renovations of the Properties that enhance or extend the useful life of the Properties will be capitalized on a pro rata basis based on the Pro Rata Percentage Interest. On a periodic basis, Rabble One Series A will assess whether the carrying value of the Properties on its balance sheet are impaired in line with ASC 360-10-35 (Property, Plant and Equipment—Overall— Long-lived Assets Classified as Held For Use).

Rabble One Series A will use the straight-line method for depreciation in accordance with ASC 360. Rabble One Series A will depreciate the Properties over the estimated useful lives of the Properties, which Rabble One Series A expects will range from 30 to 40 year. Capitalized improvements to the Properties also will be depreciated over the estimated useful lives of the Properties.

Securities and Exchange Commission

February 10, 2017

Page Five

Rabble One Series A will account for the results of operations of the Properties in proportion to the Pro Rata Percentage Interest (Statement of Position 78-9 (Accounting for Investments in Real Estate Ventures)). Leases from tenants on the Properties will be classified as operating leases. Rabble One Series A also will recognize the Pro Rata Percentage Interest of rental income based on the terms of leases entered into with tenants in accordance with ASC 842-30-25-10 (Leases—Lessor—Recognition—Operating Leases). In addition, Rabble One Series A will provide for an allowance for doubtful accounts against the proportion of any tenant receivables that it estimates are uncollectible in accordance with ASC 842-30-25-10.

Property operating expenses for common area maintenance, real estate taxes and other related costs will be recognized by Rabble One Series A in the period the related expenses are incurred in proportion to the Pro Rata Percentage Interest of such expenses.

In accordance with ASC 360, gains or losses on disposition of any Properties will be recorded when the criteria for recognizing such gains or losses under GAAP have been met and will be recorded by Rabble One Series A in proportion to the Pro Rata Percentage Interest of the disposition price.

Conflicts of Interest, page II-8

4.	We note your disclosure that Rabble One Series A will jointly own properties with Detroit Real Estate Value Fund II (“Fund II”), a fund sponsored and managed by Century Partners. Please revise disclosure to discuss potential conflicts of interest between Rabble One Series A and Century Partners.

Additional disclosure regarding potential conflicts of interest between Rabble One Series A and Century Partners has been included on pages II-8 and 54.

Use of Proceeds, page II-29

5.	We note your response to prior comment 3 that Series A will directly hold an ownership interest in certain properties jointly with Fund II. Please describe the material terms of arrangements that will govern the respective rights and ownership interests of Series A and Fund II with respect to the properties. Please also clarify whether improvements will be jointly funded and how the funding of the improvements will impact the interests of Series A in the properties.

Additional disclosure regarding the material terms of the arrangements that will govern the respective rights and ownership interests of Rabble One Series A and Fund II with respect to the project properties has been included on page II-29. As noted in our response to Question 3, Rabble One Series A’s share of any improvements or renovations made to any of the Properties, using proceeds from the Rabble One Series A offering and/or proceeds raised by Fund II, will be equal to the Pro Rata Percentage Interest as of the relevant date. A profit-sharing agreement, reflecting these arrangements, will be provided as an exhibit in the next amendment to the Offering Statement.

Securities and Exchange Commission

February 10, 2017

Page Six

6.	We note your disclosure on page II-29 that Fund II is expected to raise a maximum of $2 million in offering proceeds. Please revise to disclose the amount of offering proceeds that Fund II has raised to date.

Fund II has raised $1.136 million in offering proceeds to date and expects to raise $2.2 million in total. The disclosure on page II-29 has been revised accordingly.

Century Partners, page II-41

7.	We note your disclosure in this section regarding the performance of Century Partners. Please either remove this disclosure or revise your discussion to provide additional context. For example, please balance this disclosure with information about any material adverse business developments and the portfolio’s net income or net loss. Please also explain how you have calculated the performance measures described, such as “net operating yields.”

The disclosure on page II-41 has been revised to include additional information regarding the prior performance of Century Partners, including net income (losses) for portfolios managed by Century Partners, an explanation of the calculation of net operating yield for portfolios managed by Century Partners, and a discussion of adverse business developments affecting the prior performance of Century Partners.

Leverage, page II-44

8.	We note your response to prior comment 7 that Rabble and Century Partners may be required to guarantee some portion of bank financings. Please clarify whether Fund II will participate in leveraged financings and, if so, how and in what role. Please also explain how this participation will impact the pro rata ownership of the properties.

Fund II may participate with Rabble One Series A in bank financings as a borrower to finance all or part of the renovations for the project properties and the purchase price for new project properties. The pro rata ownership interest to be held by Rabble One Series A in new project properties acquired through a bank financing will correspond to the ratio represented by (i) the dollar amount borrowed by Rabble One Series A in the bank financing, compared to (ii) the sum of (A) the dollar amount borrowed by Rabble One Series A in the bank financing and (B) the dollar amount borrowed by Fund II in the bank financing. A bank financing used to finance all or part of the renovations for existing project properties jointly owned, on a pro rata basis, by Rabble One Series A and Fund II will not impact the pro rata ownership of the existing properties. The disclosure on page II-44 has been revised accordingly.

Securities and Exchange Commission

February 10, 2017

Page Seven

Chinatown Soup, Inc. Income Statement, page II-49

9.	We note that you have included Chinatown Soup, Inc.’s income statement for the year ended December 31, 2015. Please label the income statement as “unaudited” if it has not been audited.

The income statements of Chinatown Soup, Inc. (“Chinatown Soup”) for the years ended December 31, 2015 and 2016 included on page II-49 have been labeled “unaudited.”

10.	Notwithstanding the above, please also provide financial information for the material assets and liabilities of Chinatown Soup so that investors may assess their financial capacity to satisfy the payment obligation on the promissory note.

The balance sheet of Chinatown Soup as of December 31, 2016 has been included on page II-49 and labeled “unaudited.”

Index to Financial Statements, page F-1

11.	Please label your financial statements as “unaudited” if they will not be audited.

The opening balance sheets of Rabble, Rabble One Series A and Rabble One Series B included on pages F-2 to F-4 have been labeled “unaudited.” The index to the financial statements on page F-1 also has been revised accordingly.

*********

Securities and Exchange Commission

February 10, 2017

Page Eight

We appreciate the Staff’s time and attention to our revised submission. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/Anna T. Pinedo

Anna T. Pinedo

cc: Umber Bawa
Ze’-ev D. Eiger
Alexandra Perry